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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
FEB 28 2002
WASH, D.C.
365
SECTION

SEC FILE NUMBER
8-51721

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

3/8/02

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

REID & RUDIGER L.L.C.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Wall Street
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward J. Rudiger — 212-785-0500
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAGELL, JOSEPHS & COMPANY, L.L.C.
(Name — if individual, state last, first, middle name)

High Ridge Commons, Ste 400-403, 200 Haddonfield-Berlin RD, Gibbsboro, NJ 08026
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward J. Rudiger swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of REID & RUDIGER L.L.C. as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

EVALD OLSON
Notary Public, State of New York
No. 01OL5086414
Qualified in Kings County
Commission Expires Oct. 14, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
PROCESSING
FEB 28 2002
WASH, D.C.
365
SECTION

REID & RUDIGER, L.L.C.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

REID & RUDIGER, L.L.C.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

CONTENTS

BAGELL, JOSEPHS & COMPANY, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

HIGH RIDGE COMMONS
SUITES 400-403
200 HADDONFIELD BERLIN ROAD
GIBBSBORO, NEW JERSEY 08026
(856) 346-2828 FAX (856) 346-2882

TRENTON OFFICE
1230 PARKWAY AVENUE
SUITE 301
TRENTON, NEW JERSEY 08628
(609) 883-1881
FAX (609) 771-0623

INDEPENDENT AUDITORS' REPORT

To the Members of
Reid & Rudiger, L.L.C.
New York, New York

We have audited the accompanying statement of financial position of Reid & Rudiger, L.L.C. as of December 31, 2001, and the related statements of income, changes in member's equity and cash flows for the year ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reid & Rudiger, L.L.C., as of December 31, 2001, and the results of its operations and its cash flows for the year ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bagell, Josephs & Company, L.L.C.
BAGELL JOSEPHS & COMPANY, L.L.C.
Certified Public Accountants
Gibbsboro, New Jersey

February 20, 2002

REID & RUDIGER, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

ASSETS		
Cash in banks	$	157,445
Receivable from clearing broker		46,772
NASDAQ, private placement		3,300
Property and equipment net of accumulated depreciation of $99,983		156,844
Organization costs, net of accumulated amortization of $102,420		65,614
Other Assets		20,352
TOTAL ASSETS	$	450,327

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued expenses and other liabilities	$	30,840
Total Liabilities		30,840
COMMITMENTS AND CONTINGENCY		
Member's equity		2,056,997
Less: Officers' loan receivable		(1,637,510)
Total Member's Equity		419,487
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	450,327

See accompanying summary of accounting policies and notes to financial statements

REID & RUDIGER, L.L.C.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUE	
Commissions	$ 1,436,098
Interest income	84,369
TOTAL REVENUE	1,520,467
EXPENSES	
Officers compensation	253,100
Employee compensation and benefits	233,142
Clearing and related costs	98,593
Occupancy costs	93,359
Office	87,156
Professional fees	74,260
Quotations and research	55,852
Depreciation and amortization	48,114
Registration and license	30,962
Travel and entertainment	85,107
Other operating expenses	167,637
TOTAL EXPENSES	1,227,282
NET INCOME	$ 293,185

See accompanying summary of accounting policies and notes to financial statements

REID & RUDIGER, L.L.C.
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

Member's equity, December 31, 2000	$ 1,595,778
Capital Contributions	168,034
Net Income	293,185
Less: Officers' Loan Receivables	(1,637,510)
Member's equity, December 31, 2001	$ 419,487

See accompanying summary of accounting polices and notes to financial statements

REID & RUIGER, L.L.C.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 293,185
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	48,114
(Increase) decrease in:	
Receivables from clearing broker	9,891
Interest Receivable	(84,364)
Other assets	5,248
Increase in accrued expenses and other liabilities	10,413
Total Adjustments	(10,698)
Net Cash Provided By Operating Activities	282,487
CASH FLOWS FROM INVESTING ACTIVITIES	
Loans to officers	(151,394)
Net Cash Used In Investing Activities	(151,394)
NET INCREASE IN CASH AND CASH EQUIVALENTS	131,093
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	26,352
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 157,445

See accompanying summary of accounting policies and notes to financial statement

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

Reid & Rudiger, L.L.C., ("Company") a Delaware limited liability company formed March 18, 1998, commenced operations November 1, 1999 and is doing business as a retail brokerage firm. The Company is wholly-owned by Panache Holding, L.L.C. and is a member of the National Association of Securities Dealers, Inc.

The Company has an agreement ("Agreement") with a clearing broker ("Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1.

SECURITIES TRANSACTIONS

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet sold but not yet purchased at the close of business.

INCOME TAXES

The Company is a single member limited liability company and as such is disregarded for federal and state income taxes. Instead, all tax attributes of the Company will be reflected on the tax return of its sole member, Panache Holdings, LLC.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents.

The Company maintains cash and cash equivalent balances at financial institutions which are insured by the Federal Deposit Insurance Corporation or SPIC up to $100,000.

ADVERTISING

Cost of advertising and promotion are expensed as incurred. Advertising costs were $10,807 for the year ended December 31, 2001.

NOTE 2 - CLEARING AGREEMENT

In accordance with the Agreement, all the Company's property held by the Broker including, but not limited to, securities, deposits, monies and receivables are used as collateral to secure the Company's liabilities and obligations to the Broker.

The Company typically maintains, as collateral against losses due to potential nonperformance by its customers, deposits to cover its inventory and outstanding customer positions. The Company has restricted $10,000 of its cash per the clearing agreement with Emmet A. Larkin Co., Inc.

NOTE 3 - DUE FROM BROKER

Accounts receivable from the clearing organization represent the net amount relating to commissions/trading income (loss) less clearing costs. As of December 31, 2001 the balance owed by the clearing organization was $46,772.

NOTE 4 - INVESTMENT IN NASDAQ STOCK MARKET, INC.

The Company owns 300 shares of the NASDAQ Stock Market, Inc., a privately held Company which owns and operates the stock market of the same name. The shares are not readily marketable; consequently, they are carried at cost in the statement of financial condition.

REID & RUDIGER, L.L.C.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2001

NOTE 5- **PROPERTY AND EQUIMENT**

Property and equipment consist of:

	Estimated useful lives	December 31, 2001
Leasehold improvements	3 years	$ 160,108
Furniture	7 years	47,457
Computer equipment	5 years	30,510
Office equipment	5 years	18,752
		256,827
Less: Accumulated depreciation and amortization		(99,983)
		$ 156,844

Depreciation expense charged in the year ended December 31, 2001 was $16,027.

NOTE 6. **ORGANIZATION COSTS**

The Company has capitalized $164,034 of start-up related costs which it is amortizing over 5 years. Amortization expense charged in the year ended December 31, 2001 was $32,087.

NOTE 7 - **OTHER ASSETS**

The Company has a security deposit with it's landlord in the amount of $20,352 as of December 31, 2001.

NOTE 8 - **REGULATORY NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001 the Company has regulatory net capital of $341,411 and a minimum regulatory net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital is .09 to 1.

Under the provisions of Rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers and, is not subject to certain other requirements of the Customer Protection Rule.

NOTE 9 - OFFICERS' LOAN RECEIVABLE

Officers' loan receivable consists of demand loans to two officers bearing interest at 6%.

NOTE 10- COMMITMENTS

CUSTOMERS TRANSACTIONS

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

OPERATING LEASE

The Company leases its premises under two noncancellable operating leases expiring in 2002 and 2004.

Approximate minimum rental payments are as follows:

Fiscal Year Ending	Minimum Rental Payments
2002	$ 94,008
2003	81,408
2004	20,352
2004	$195,768

Rent expenses for the year ended December 31, 2001 was approximately $ 91,700.

SUPPLEMENTAL INFORMATION

REID & RUIGER, L.L.C.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AND STATEMENT PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Computation of Net Capital		
Members' equity from statement of financial condition		$ 2,056,997
Less: Nonallowable assets:		
Securities owned, not readily marketable	$ 3,300	
Officers loan receivable	1,637,510	
Other assets	20,352	
Property and equipment, net	54,424	
Total nonallowable assets		1,715,586
NET CAPITAL		$ 341,411
Computation of Basic Net Capital Requirements		
Minimum net capital required: 6 2/3% of $30,840 pursuant to Rule 15c3-1		$ 2,057
Minimum dollar net capital requirements of reporting broker/dealer		$ 5,000
Net capital requirements		$ 5,000
Excess net capital		$ 336,411
Computation of Aggregate Indebtedness		
Accrued expenses and other liabilities		$ 30,840
Percentage of aggregate indebtedness to net capital		9%

STATEMENT PURSUANT TO RULE 17a-5(D)(4)

A reconciliation of the Company's computation of net capital as reported in the unaudited Part II-A of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

BAGELL, JOSEPHS & COMPANY, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

HIGH RIDGE COMMONS
SUITES 400-403
200 HADDONFIELD BERLIN ROAD
GIBBSBORO, NEW JERSEY 08026
(856) 346-2828 FAX (856) 346-2882

TRENTON OFFICE
1230 PARKWAY AVENUE
SUITE 301
TRENTON, NEW JERSEY 08628
(609) 883-1881
FAX (609) 771-0623

REPORT ON INTERNAL CONTROL

To the Members of
Reid & Rudiger, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedules of Reid & Rudiger, L.L.C. for the year ended December 31, 2001, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with exemptive provisions of rule 15c3-3. We did not review practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in compliance with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgment by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to

achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and may not be detected. Also, protection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we were not aware of any matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Bagell, Josephs & Company, L.L.C.
BAGELL, JOSEPHS & COMPANY, L.L.C.
Certified Public Accountants
Gibbsboro, New Jersey

February 20, 2002